Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
October 21, 2010

3.	News Release
October 21, 2010 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. announced that its co-development partner, Astellas Pharma US., Inc., has suspended patient enrollment in the ACT 5 study of KYNAPIDTM (vernakalant hydrochloride) Injection following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received KYNAPID.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
October 22, 2010

Per:  ____“Curtis Sikorsky”____________
Curtis Sikorsky,
Chief Financial Officer

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES SUSPENSION OF ENROLLMENT IN ACT 5 TRIAL

Vancouver, Canada, October 21, 2010 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that its co-development partner, Astellas Pharma US., Inc., has suspended patient enrollment in the ACT 5 study of KYNAPIDTM (vernakalant hydrochloride) Injection following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received KYNAPID.

The trial’s independent Data Safety Monitoring Board (DSMB) has reviewed the case and recommended the trial continue, however the U.S. Food and Drug Administration (FDA) has requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study.

"Patient safety has been and continues to be the primary concern of both Cardiome and Astellas," stated Doug Janzen, President and CEO of Cardiome.  "We and Astellas will work closely with the clinical trial site, the DSMB and the FDA to review this serious adverse event, and seek to resume patient enrollment and treatment in the ACT 5 study as soon as it is appropriate to do so."

Conference Call
Cardiome will hold a teleconference and webcast on Thursday, October 21, 2010 at 9:00am Eastern (6:00am Pacific). To access the conference call, please dial 416-695-7806 or 888-789-9572 and reference conference 3026546.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through November 21, 2010.  Please dial 416-695-5800 or 800-408-3053 and enter code 2430664# to access the replay.

About the ACT 5 Trial
The ACT 5 trial, “A Phase 3b Randomized, Double-Blind, Placebo Controlled, Parallel Group Study to Evaluate the Safety and Efficacy of Vernakalant Hydrochloride Injection in Patients with Recent Onset Symptomatic Atrial Fibrillation,” will enroll approximately 470 patients across approximately 100 centres.  The study is designed to measure the safety and efficacy of KYNAPID Injection in patients with recent-onset atrial fibrillation (more than 3 hours but less than 7 days).  The study excludes patients with evidence or history of congestive heart failure (CHF).  Further, the study will evaluate the influence of CYP2D6 genotype status on the pharmacokinetics and pharmacodynamics of vernakalant (and its metabolites), and also allows for an exploratory analysis of safety and healthcare resource utilization between vernakalant and electrocardioversion (ECV).

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we cannot predict with certainty the outcome of regulatory reviews by the FDA; we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to  obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.